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                          December 12, 2022

       Gil Efron
       Chief Executive Officer
       Purple Biotech Ltd.
       4 Oppenheimer Street
       Science Park
       Rehovot 7670104, Israel

                                                        Re: Purple Biotech Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed December 8,
2022
                                                            File No. 333-268710

       Dear Gil Efron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jayun Koo, Esq.